As filed with the Securities and Exchange Commission on October 23, 2001

                                                               File No. 70-09961
                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ________________________________________

                                 Amendment No. 1
                                       to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ________________________________________
            E.ON AG                         Powergen plc
            E.ON-Platz 1                    Powergen US Holdings Limited
            40479 Dusseldorf                Powergen US Investments
            Germany                         Powergen Luxembourg sarl
                                            Powergen Luxembourg Holdings sarl
                                            Powergen Luxembourg Investments sarl
                                            Powergen USA
                                            Powergen US Investments Corp.
                                            City Point
                                            1 Ropemaker Street
                                            London EC2Y 9HT
                                            United Kingdom

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ________________________________________

                                     E.ON AG
                    (Name of top registered holding company)
                    ________________________________________

Ulrich Hueppe                              David Jackson
General Counsel, Executive Vice President  Company Secretary and General Counsel
Dr. Guntram Wuerzberg                      Powergen plc
Vice President General Legal Affairs       City Point
E.ON AG                                    1 Ropemaker Street
E.ON-Platz 1                               London EC2Y 9HT
40479 Dusseldorf                           United Kingdom
Germany                                    Telephone:  011-44-270-826-2742
Telephone: 011-49-211-4579-388             Facsimile:  011-44-270-826-2716
Facsimile:  011-49-211-4579-610

                   (Names and addresses of agents for service)



                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

Tia S. Barancik                            Peter D. Clarke
LeBoeuf, Lamb, Greene & MacRae, L.L.P.     Debra J. Schnebel
125 West 55th Street                       Jones, Day, Reavis & Pogue
New York, NY 10019-5389                    77 West Wacker Drive, Ste. 3500
Telephone: (212) 424-8455                  Chicago, IL 60601-1692
Facsimile: (212) 424-8500                  Telephone: (312) 782-3939
                                           Facsimile: (312) 782-8585
Markian M. W. Melnyk
LeBoeuf, Lamb, Greene & MacRae, L.L.P.     Joseph B. Frumkin
1875 Connecticut Ave., N.W.                Sullivan & Cromwell
Washington, D.C. 20009-5728                125 Broad Street
Telephone: (202) 986-8212                  New York, NY 10004
Facsimile: (202) 986-8102                  Telephone: (212)-558-4000
                                           Facsimile: (212) 558-3588

     This Amendment No. 1 revises the Form U-1 Application/Declaration in this proceeding originally filed with the Securties and Exchange Commmission on September 4, 2001, in File No. 70-09961, by amending Item 6 and adding Exhibits and Financial Statements listed therein.



Item 6.    Exhibits and Financial Statements

Exhibit List

A-1  Articles of Association and Bylaws of E.ON AG.

A-2  Memorandum and Articles of Association of Powergen plc.

B-1  Letter Agreement dated April 8, 2001.

C-1  Application to the Kentucky Public Service Commission.

C-2  Orders of the Kentucky Public Service Commission.

C-3  Application to the Virginia State Corporation Commission.

C-4  Order of the Virginia State Corporation Commission.

C-5  Application to the Federal Energy Regulatory Commission.

C-6  Order of the Federal Energy Regulatory Commission.

C-7  Letter from the Committee on Foreign Investment in the United States.*

D-1 Map of the Utility Service Territory of the LG&E Energy Group, filed in paper format under cover of Form SE.

E-1  Corporate Chart of the Combined E.ON and Powergen Group.*

F-1 Annual Report of E.ON AG on Form 20-F, filed in paper format under cover of Form SE.

F-2 Annual Report of Powergen plc on Form 20-F, filed in paper format under cover of Form SE.

G-1 Description of E.ON's Subsidiary Companies, Including To-Be-Divested Subsidiaries.

G-2  Description of Powergen's Subsidiary Companies.

I-1  Appointment of Agent for Service of Process.

J-1  Amended LG&E Services Service Agreement.

K-1  Opinion of Counsel - E.ON.

K-2  Opinion of Counsel - Powergen.

K-3  Past Tense Opinion of Counsel.*



Financial Statements

FS-1 E.ON AG Consolidated Financial Statements for the Year Ended and As of
     December 31, 2000.

FS-2 E.ON AG Consolidated Financial Statements As of September 30, 2001.*

FS-3 Powergen plc Consolidated Financial Statements for the Year Ended and As of
     December 31, 2000, incorporated by reference to Exhibit D of SEC File No. 1-13620, Form U5B, filed March 9, 2001.

FS-4 Powergen plc Consolidated Financial Statements As of September 30, 2001.*

FS-5 Pro Forma Consolidated Balance Sheet and Income Statement for the Year
     Ended and As of December 31, 2000, including Notes.

FS-6 LG&E Energy Consolidated Financial Statements for the Year Ended and As of
     December 31, 2000.

FS-7 LG&E Energy Consolidated Financial Statements As of September 30, 2001.*

*To be filed by Amendment.




                                   SIGNATURES


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused Amendment No. 1 to the Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

Date:  October 22, 2001                     E.ON AG


                                            By: /s/Hans Gisbert Ulmke
                                                ---------------------
                                            Name:  Hans Gisbert Ulmke
                                            Title: Financial Director,
                                                     Executive Vice President


                                            By: /s/Guntram Wuerzberg
                                                ---------------------
                                            Name: Dr. Guntram Wuerzberg
                                            Title: Vice President General
                                                     Legal Affairs


Date:  October 22, 2001                     Powergen plc
                                            Powergen US Holdings Limited
                                            Powergen US Investments
                                            Powergen Luxembourg sarl
                                            Powergen Luxembourg Holdings sarl
                                            Powergen Luxembourg Investments sarl
                                            Powergen USA
                                            Powergen US Investments Corp.


                                            By: /s/ David Jackson
                                                ---------------------
                                            Name:  David Jackson
                                            Title: Company Secretary and
                                                     General Counsel





                                  EXHIBIT INDEX


A-1  Articles of Association and Bylaws of E.ON AG.

A-2  Memorandum and Articles of Association of Powergen plc.

B-1  Letter Agreement dated April 8, 2001.

C-1  Application to the Kentucky Public Service Commission.

C-2  Orders of the Kentucky Public Service Commission.

C-3  Application to the Virginia State Corporation Commission.

C-4  Order of the Virginia State Corporation Commission.

C-5  Application to the Federal Energy Regulatory Commission.

C-6  Order of the Federal Energy Regulatory Commission.

D-1  Map of the Utility Service Territory of the LG&E Energy Group. (P)

F-1  Annual Report of E.ON AG on Form 20-F. (P)

F-2  Annual Report of Powergen plc on Form 20-F. (P)

G-1 Description of E.ON's Subsidiary Companies, Including To-Be-Divested Subsidiaries.

G-2  Description of Powergen's Subsidiary Companies.

H-1  Proposed Form of Notice.

I-1  Appointment of Agent for Service of Process.

J-1  Amended LG&E Services Service Agreement.

K-1  Opinion of Counsel - E.ON.

K-2  Opinion of Counsel - Powergen.

FS-1 E.ON AG Consolidated Financial Statements for the Year Ended and As of
     December 31, 2000.

FS-5 Pro Forma Consolidated Balance Sheet and Income Statement for the Year
     Ended and As of December 31, 2000.

FS-6 LG&E Energy Consolidated Financial Statements for the Year Ended and As of
     December 31, 2000.